Exhibit 99.1

IsoTis Reports Q3 and Nine Months 2005 Results

          - 24% Revenue Increase for First Nine Months of 2005

          LAUSANNE, Switzerland and IRVINE, California

          IsoTis OrthoBiologics (SWX/Euronext: ISON) (TSX: ISO) today reported its results for the third quarter and nine months ended September 30, 2005. Revenues were US$8.1 million for the third quarter of 2005, representing a 37% increase over revenue of US$6.0 million in the third quarter of 2004. For the first nine months of 2005, revenue was US$23.5 million, representing a 24% increase over revenue of US$19.0 million in the same period of 2004.

          Revenue Analysis

          In the third quarter of 2005, US revenue grew 38% to US$6.8 million compared to US$4.9 million in the third quarter of 2004. For the nine months ended September 30, 2005, US revenue increased 23% to US$19.1 million compared to US$15.5 million for the same period of 2004. In the third quarter of 2005, international revenue grew 27% to US$1.4 million, compared to US$1.1 million for the third quarter of 2004. For the nine months ended September 30, 2005, international revenue grew 30% to US$4.3 million compared to US$3.3 million for the same period of 2004.

          Results Comparison

          The loss from operations for the third quarter of 2005 was US$2.3 million, down from an operational loss of US$6.2 million for the third quarter of 2004. The company recorded a net loss for third quarter of 2005, of US$1.5 million, against a net loss of US$6.1 million for the third quarter of 2004. The loss from operations for the nine months ended September 30, 2005 was US$7.1 million, down from an operational loss of US$20.4 million for the same period of 2004. Due to foreign exchange gains, the company recorded net income for the nine months ended September 30, 2005, of US$2.4 million, against a net loss of US$18.2 million for the same period of 2004. At September 30, 2005 the company had cash and cash equivalents (including restricted cash) of US$23 million.

          Operational Highlights

          During the third quarter 2005, IsoTis obtained 510(k) clearance for DynaGraft II Dental; appointed Kathe Liljestrand VP of Marketing; and entered into a 3 year non-exclusive worldwide distribution agreement for DynaGraft(R) II and OrthoBlast(R) II with Lifetek LLC and Endoplant AG, two subsidiaries of PLUS Orthopedics Holding AG.

          Outlook 2005

          Pieter Wolters, President and CEO of IsoTis OrthoBiologics commented, “We are pleased with the growth of the Company’s sales, the continued uptake of our Accell(R) technology products, and the sustained performance of our first generation DBM products. We believe these achievements are a direct result of our continued investments in competitive marketing, sales, and training programs. We reiterate our guidance of 20% revenue growth over 2004.

          We are in the process of formulating our mid to long-term growth strategy, which we expect will involve accelerating our in-house product development programs. In addition, we are exploring external opportunities to add orthobiologics programs and products to our offering. With anticipated increases of our R&D outlay and increased investments in our sales management organization to support our growth targets, we are prioritizing growing the top line to gain critical mass. We expect to be able to sustain our 20% growth rate into 2006.”

          Conference Call

          The Company will host a conference call at 4:30 p.m. CET (10:30 a.m. ET; 7:30 a.m. PT) today. Access the audiocast via the IsoTis website at www.isotis.com. To participate in the conference call, dial: +41 91-610-5609 (Europe); +44-20-7107-0613 (UK); +1-866-865-5144 (toll free dial in US/Canada); no password required. Digital playback is available for 24 hours after the conference starting at 6 p.m. CET until November 4, 6 p.m. CET, dial: +41-91-612-4330 (Europe); +44-20-7108-6233 (UK); +1-866-416-2558 (US/Canada); Conference ID: 535#. An audio stream of the conference call will also be available on IsoTis’ website through December 30, 2005.

          IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact: Hans Herklots, Director IR Rob Morocco, CFO, Tel: +41(0)21-620-6011, +1-949-855-7158, E-mail: hans.herklots@isotis.com robert.morocco@isotis.com

          Certain statements in this Press Release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including but not limited to competitive sales and marketing environment, the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX).

IsoTis S.A.
Consolidated Statements of Operations-Unaudited
US Dollars

	Three Months Ended		Nine Months Ended

	30-Sep-05	30-Sep-04	30-Sep-05	30-Sep-04

Revenues
Product sales	$8,146,900	$5,966,179	$23,450,049	$18,971,031
Government grants	—	—	—	37,141
Royalties	—	—	38,825	—
Total revenues	8,146,900	5,966,179	23,488,874	19,008,172
Operating expenses
Costs of sales	3,261,653	2,876,280	9,183,912	8,635,445
Research and development	1,735,114	2,448,817	4,171,131	7,910,857
Marketing and selling	3,315,938	3,371,951	9,310,025	9,386,430
General and administrative	2,152,586	2,819,343	7,938,321	11,037,174
Reorganization costs	—	615,442	—	2,409,175
Total operating expenses	10,465,291	12,131,833	30,603,389	39,379,081
Loss from operations	(2,318,391)	(6,165,654)	(7,114,515)	(20,370,909)
Interest income and other	563,197	37,188	1,047,261	267,017
Interest expense and other	(32,029)	545,110	(154,490)	402,964
Foreign exchange gain/(loss)	301,706	(481,107)	8,625,190	1,453,157
Net income(loss) before taxes	(1,485,517)	(6,064,463)	2,403,446	(18,247,771)
Provision for income taxes	—	—	—	—
Net income(loss)	$(1,485,517)	$(6,064,463)	$2,403,446	$(18,247,771)
Basic and diluted net income(loss) per share	$(0.02)	$(0.09)	$0.03	$(0.26)
Weighted average common shares outstanding	70,681,023	69,845,893	70,349,586	69,743,000

IsoTis S.A.
Consolidated Statements of Cash Flows-Unaudited
US Dollars

	Nine Months Ended

	30-Sep-05	30-Sep-04

Cash flows from operating activities
Net income (loss) from continuing operations	$2,403,446	$(18,247,771)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	2,405,608	4,069,259
Gain of sale of assets	(659,898)	—
Stock-based compensation expense	479,719	211,257
Change in operating assets and liabilities:
Inventories	(204,946)	(3,519,901)
Trade receivables	(1,753,691)	(564,249)
Other current assets	646,321	2,272,758
Deferred revenue	136,910	(100,900)
Trade and other payables	(833,008)	691,955
Restructuring provision	(673,197)	—
Net cash flows used in operating activities	1,947,264	(15,187,592)
Cash flows from investing activities
Purchase of property, plant and equipment	(439,516)	(658,900)
Purchase of intangible assets	—	(430,412)
Change in restricted cash	1,381,372	749,540
Proceeds from sale of property, plant and equipment and assets	2,590,700	—
Net cash flows provided by investing activities	3,532,556	(339,772)
Cash flow from financing activities
Proceeds from issuance of common shares	865,689	538,133
Repayments of interest-bearing loans and borrowings	(6,190,650)	(1,227,366)
Net cash flows used in financing activities	(5,324,961)	(689,233)
Gain on cash held in foreign currency	(8,655,891)	(1,696,528)
	—	—
Net decrease in cash and cash equivalents	(8,501,032)	(17,913,125)
Cash and cash equivalents at the beginning of the period	25,539,602	50,104,682
	—	—
Cash and cash equivalents at the end of the period	$17,038,570	$32,191,557

IsoTis S.A.
Consolidated Balance Sheets-Unaudited

	September 30, 2005	December 31, 2004

Assets
Current assets:
Cash and cash equivalents	$17,038,570	$25,539,603
Restricted cash	3,412,021	3,030,402
Trade receivables, net	6,079,543	4,414,341
Inventories	9,358,305	9,295,435
Unbilled receivables	314,104	435,116
Value added tax receivable	22,417	137,122
Prepaid expenses and other current assets	1,070,744	2,297,876
Total current assets	37,295,704	45,149,895
Non-current assets:
Restricted cash	2,500,000	4,605,623
Property, plant and equipment, net	1,454,960	3,270,707
Goodwill	16,383,069	16,383,069
Intangible assets, net	14,452,242	16,236,065
Total non-current assets	34,790,271	40,495,464
Total assets	$72,085,975	$85,645,359
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$3,393,886	$3,571,784
Accrued liabilities	6,315,670	8,468,782
Deferred revenue	193,808	62,042
Current portion of capital lease obligations	3,973	39,877
Current portion of interest-bearing loans and borrowings	1,015,483	6,796,899
Total current liabilities	10,922,820	18,939,384
Non-current liabilities:
Capital lease obligations	—	—
Interest-bearing loans and borrowings	2,298,636	3,067,722
Total non-current liabilities	2,298,636	3,067,722
Total shareholders’ equity	58,864,519	63,638,253
Total liabilities and shareholders’ equity	$72,085,975	$85,645,359